EMAIL: SFeldman@olshanlaw.com
DIRECT DIAL: 212.451.2234

March 13, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Jimmy McNamara, Esq.
Office of Life Sciences

Re:	OS Therapies Inc Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 20, 2023 CIK No. 0001795091

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, as amended, one complete copy of Confidential Draft Submission No. 3 of the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Draft Registration Statement responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated February 19, 2023 with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001795091) submitted confidentially to the Division of Corporation Finance by the Company on January 20, 2023, as discussed below.

Courtesy copies of this letter and the Draft Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Jimmy McNamara) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Draft Registration Statement.

March 13, 2023

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover page

1.	We note your reference to an expected price. Please confirm that in a future amendment you will disclose the actual price to the public or, as applicable, include a bona fide estimate of the price range.

Response: In response to this comment, the cover page of the initial public offering prospectus reflects the expected price to the public of $5.00 per share. Similar changes have been made throughout the document.

2.	Please revise the second paragraph of the Public Offering Prospectus cover page to disclose the conversion price applicable to the convertible promissory notes. Please also revise the cover page of the Resale Prospectus, where appropriate, to include this same information.

Response: As requested by the staff, the second paragraph on the Public Offering Prospectus cover page discloses the $2.46 conversion price per share applicable to the convertible promissory notes. Similarly, the first paragraph on the Resale Prospectus cover page includes the $2.46 conversion price per share applicable to the convertible promissory notes.

3.	With reference to page Alt-4 of the Resale Prospectus, please revise the cover of the Public Offering Prospectus to highlight that the selling stockholders have represented to you that they will not offer or sell shares prior to the closing of the primary offering. Also, revise the third paragraph of the cover page to the Resale Prospectus so that it is consistent with the representations disclosed on page Alt-4. In this regard, the Resale Prospectus cover page appears to indicate that the selling stockholders could commence offers and sales prior to the IPO closing.

Response: As requested by the staff, the second paragraph on the cover page of the Public Offering Prospectus has been revised to include a statement that the selling stockholders have represented to the Company that they will not offer or sell their shares prior to the closing of the primary offering. Likewise, the third paragraph on the cover page of the Resale Prospectus has been revised so that it is consistent with the representation noted in the prior sentence and disclosed in the first sentence under “Plan of Distribution” on page Alt-4.

About This Prospectus, page ii

4.	Please tell us the authority on which you rely to qualify your disclosure by reference to actual documents as you do in the second paragraph on this page.

Response: In response to this comment, the second paragraph under “About this Prospectus” that was on page ii has been removed.

March 13, 2023

Prospectus Summary, page 1

5.	Please revise to disclose industry terms at first use. As examples and without limitation, we refer to the following terms:

●	Tunable,

●	Antibody drug conjugate,

●	Minimal residual disease, and

●	exatecan-silanols.

Response: As requested by the staff, “Plain English” definitions have been added for the foregoing terms and other terms first appearing in the Prospectus Summary or Business sections of the Draft Registration Statement. See, for example, page 1, first paragraph for tunable, page 1, first paragraph for antibody drug conjugate (or ADC), page 2, second paragraph for exatecan-silanols and page 3, fourth paragraph for minimal residual disease. Other added defined terms include metastatic disease, metastasis, immunotherapy, HER2, in vivo and folate receptor alpha, among others.

6.	We note your disclosure that the ADC technology is “(y)our proprietary” technology. Please tell us, and revise your disclosure on page 61, to clarify whether the BlinkBio license is an exclusive license without restrictions as to fields of use.

Response: As requested by the staff, disclosure with regard to “our proprietary ADC technology” has been clarified on page 1 by removing the word “proprietary.” On page 65, the Company has clarified the description of the BlinkBio license to read as follows: “BlinkBio granted us an exclusive license for tunable drug conjugates that are directed towards, binds to or modifies the folate receptor alpha and a co-exclusive license for tunable drug conjugates that are directed towards, binds to or modifies any target other than the folate receptor alpha, such as HER2.”

7.	We refer to your disclosure on page 2 concerning the canine Osteosarcoma “Phase 1” trial. Please tell us your basis for presenting this veterinary trial as a “Phase I” trial. Cite to relevant USDA or other applicable regulatory guidance. Additionally, please revise to clarify that this trial constitutes preclinical work as it relates to your development of OST31-164 to treat Osteosarcoma in humans.

Response: In response to this comment, the Company has removed the references to a “Phase I” trial with respect to the canine Osteosarcoma study under “Our OS-Focused Clinical Trials and Studies – Preclinical Animal Study” on page 3. The Company has revised the disclosure to refer to it as a preclinical animal study. The new disclosure clearly explains that the canine Osteosarcoma study was a preclinical animal study to treat Osteosarcoma in 18 companion canines and provides the results of such study. Additionally, the last sentence in the paragraph states “This study for canine Osteosarcoma indications constituted preclinical work as it relates to our development of OST31-164 to treat Osteosarcoma in humans.”

8.	We note your disclosure on Page 2 and elsewhere that OST31-164 was awarded rare pediatric disease designation, fast track designation, and orphan drug status which “may allow for a speedier review process.” Please revise your disclosure to clarify that such designations do not convey any advantage in, or shorten the duration of, the regulatory review or approval process. In this regard, we note your risk factor disclosure on page 18 that a Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

Response: In response to this comment, the previous disclosure concerning OST31-164’s rare pediatric disease designation, fast track designation and orphan drug status has been clarified to indicate that such designations do not convey any advantage in, or shorten the duration of, the regulatory review or approval process. See pages 2, 20 and 68.

March 13, 2023

9.	In reference to your Pipeline table on page 2, please address the following:

●	Please revise to remove the OST-HER-2 Canine Osteosarcoma candidate from the table. In this regard, your prospectus does not describe any plans to commercialize a veterinary product candidate.

●	The bar for OST-HER-2 (Human Osteosarcoma) extends to the end of the Phase II column, which suggests that that you have completed this phase. Shorten this bar to reflect that you are still conducting a Phase IIb clinical trial.

●	Please tell us whether any preclinical work must be conducted prior to submission of IND applications for the third, fourth and fifth candidates reflected in the table. If so, then revise to shorten the bar for each such candidate.

●	Delete the “Novel TDC Programs” for which you have not identified any indication.

Response: As noted by the staff, the bar for OST-HER2 (Canine Osteosarcoma) has been shortened to cover preclinical. Additional disclosure under “Our OS-Focused Clinical Trials and Studies – Preclinical Animal Study” on page 3 explains that, in December 2017, the USDA granted a conditional license for ADXS31-164, the patents of which the Company in-licenses to develop and commercialize OST31-164, for the treatment of dogs diagnosed with Osteosarcoma, one year of age and older. Accordingly, as part of the Company’s growth strategies following this offering, it intends to consider potentially out-licensing OST31-164 to animal health companies for veterinary use to treat dogs diagnosed with Osteosarcoma, one year of age or older. See also “Our Growth Strategies” on page 5.

The bar for OST-HER2 (Human Osteosarcoma) has been shortened to reflect the fact that the Company is still conducting a Phase IIb clinical trial.

For the third, fourth and fifth product candidates, being OST-HER2 for other solid tumor indications, OST-TDC for ovarian indications and OST-TDC other indications, respectively, new paragraphs have been added under “Our OS-Focused Clinical Trials and Studies – Preclinical Development” on page 4 to address the need for additional preclinical trials. In particular, for OST-HER2 for other solid tumor indications, this would depend on the outcome of the ongoing Phase IIb clinical trial. See page 4.

The Novel TDC Programs row has been deleted from the pipeline chart.

10.	We refer to your disclosure on page 1 highlighting that your OST-TDC platform can “carry various types of payloads, and features tunable pH sensitive silicone linkers.” Given your disclosure on page 2 indicating that the OST-TDC platform remains in preclinical development, it appears premature for you to make these performance claims. Please revise or advise.

Response: As noted by the staff, given the disclosure that the OST-TDC platform remains in preclinical development, the statement that the OST-TDC platform can “carry various types of payloads” has been removed. See page 2.

March 13, 2023

Summary Financial Data, page 10

11.	It appears that some of the numbers in the Statement of Operations Data are presented in thousands while others, for example, net loss available to common shareholders, are presented as whole numbers. Please revise to present all items with the Statement of Operations Data on the same basis.

Response: As noted by the staff, the Statement of Operations data under Summary Financial Data on page 12 has been revised to reflect the whole numbers.

In light of the large population of patients with Osteosarcoma who reside in foreign countries..., page 23

12.	Please revise the first sentence of the risk factor to clarify whether you are addressing incidence or prevalence. In light of the global figure you present, please revise the risk factor heading which references a “large” patient population. Please note that we would not object to a reference to a “larger” patient population.

Response: In response to this comment, the first sentence of the risk factor “In light of the large population of patients . . .” has been revised to refer to the “incidence of new cases,” rather than “prevalence,” of Osteosarcoma. Additionally, reference to “the large population of patients” has been revised to read “the larger population of patients.”

Paul A. Romness, MPH, and our other executive officers, directors and their affiliates will continue to exercise significant influence..., page 43

13.	We note that the other executive officers and directors, excluding Paul A. Romness, beneficially own approximately 5% of your outstanding shares. Please reconcile this disclosure with the beneficial ownership table on page 87, which provides an estimate of approximately 8%, or otherwise advise.

Response: As noted by the staff, the beneficial ownership of executive officers and directors of the Company, excluding Mr. Romness’ ownership, is approximately 7.6%, rather than 5%, of the outstanding shares prior to the initial public offering. The figure has been changed on page 45.

Cautionary Note..., page 47

14.	Please revise to remove references Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 given that these provisions do not apply in the context of initial public offerings.

Response: The references under “Cautionary Note Regarding Forward-Looking Statements” to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 have been removed as inapplicable. See page 49.

March 13, 2023

Use of Proceeds, page 48

15.	We refer to the final sentence of the third paragraph and note that your disclosure on page 64 indicates that you plan to finish the Phase IIb trial in late 2024. With a view to revised disclosure here and elsewhere, please tell us whether you plan to conduct a Phase III trial and, if applicable, the expected duration and costs of such a trial. Also, tell us the timeframe necessary for preparing and submitting an NDA.

Response: In response to the staff’s comment, disclosure has been added to the Use of Proceeds section to indicate that the Company plans to submit a new drug application (NDA) with the FDA for approval to market the drug candidate following the completion of the Phase IIb clinical trial if there is sufficiently positive endpoint data from such trial supporting the safety and efficacy of the drug candidate. The Company expects that it will take six to eight months from the completion of the Phase IIb clinical trial, subject to the receipt of sufficiently positive endpoint data, to compile and file the NDA with the FDA for marketing approval. The FDA generally takes six to ten months to complete its review of an NDA, subject to any FDA request for additional information.

The Company believes it remains uncertain whether a Phase III clinical trial will be necessary for the advancement of OST31-164 through the regulatory approval process. See page 50.

Pipeline of Our Product Candidates, page 64

16.	Your Business section does not describe the preclinical work that has been conducted to date for any of the candidates highlighted in your Oncology Pipeline table. Please revise to present the results of all material preclinical work so that investors can understand why you are pursuing these candidates. In particular, please provide detailed disclosure concerning the OST31-164 canine study that you prominently highlight in the Summary. In this regards, it is unclear what basis there is to claim “significant improvements” in overall survival and metastatic disease progression. To the extent that you have not conducted preclinical work to date for a given candidate, please clarify this status.

Response: As requested by the staff, the section “Business – Our OS-Focused Clinical Trials and Studies” has been added to present the results of the preclinical work that has been conducted to date for the candidates highlighted in the Oncology Pipeline table. See page 68.

Detailed disclosure concerning the OST31-164 preclinical canine study has been added on pages 3 and 69, along with the Company’s support for the claim that there were “significant improvements” in overall survival and metastatic disease progression.

17.	Please revise the Business section and Summary, where appropriate, to clarify whether you, Advaxis or another party conducted Phase 1 and/or Phase IIa clinical trials for OST31-164 in humans. If so, please revise the Business section to provide a detailed description of the trial or trials, including trial protocols, the number of patients, primary and secondary endpoints, and any serious adverse effects reported. Disclose who conducted the trials, where they were conducted, and when.

Response: As requested by the staff, the Prospectus Summary and Business sections have been revised to clarify the party who conducted the Phase Ib clinical trial for OST31-164 in humans and where and when it was conducted. A detailed description of the trial, including trial protocols, the number of patients, primary and secondary endpoints, and any serious adverse effects reported, have been added to the Business section disclosure on page 69.

March 13, 2023

18.	With respect to the ongoing OST31-164 Phase IIb trial, please revise to present the trial protocols, including the number of patients as well as primary and secondary endpoints. Disclose where the trial is conducted. In terms of status, disclose whether enrollment remains ongoing.

Response: In response to this comment, additional disclosure concerning the Company’s ongoing OST31-164 Phase IIb trial has been included to present the trial protocols, including the number of patients, primary and secondary endpoints, where the trial is conducted and whether enrollment remains ongoing. See pages 3, 50 and 68.

Our Scientific Collaborators, page 67

19.	We note your disclosure regarding the use of proprietary technology developed at the University of Pennsylvania under the guidance of Robert G. Petit, your Chief Scientific & Medical Officer. Please clarify the rights and ownership of this proprietary technology, including any rights or ownership of the University of Pennsylvania.

Response: As requested by the staff, clarifying disclosure has been added under “Our Scientific Collaborations – Scientific Collaborators” on page 71 with regard to the rights and ownership of the technology by the University of Pennsylvania.

Our Intellectual Property, page 69

20.	We note your disclosure here and elsewhere regarding “numerous” pending foreign applications for OST31-164 and OST-TDC. Please specify the number of pending foreign patent applications, the types of patents (e.g., composition of matter, method, or use), the applicable jurisdictions, and dates of expiration for each application.

Response: As requested by the staff, the Company has included additional information concerning its pending foreign applications for OST31-164 and OST-TDC, including the number of pending foreign patent applications, the types of patents, the applicable jurisdictions and dates of expiration for each application. See pages 36 and 74.

Management

Executive Officers, page 77

21.	We note your disclosure that Christopher P. Acevedo is a part time employee. We also note your disclosure on page 85 that you are contemplating entering into a consulting agreement with him to continue as your Chief Financial Officer for no specified term. Please revise to include risk factor disclosure concerning Mr. Acevedo’s part-time status and the number of hours of service hours per month he is expected to provide. Please also revise throughout the prospectus to clarify whether Mr. Avecedo is an Interim Chief Financial Officer. In this regard, we note that Mr. Avecedo is disclosed as your Chief Financial Officer in the prospectus summary, but is identified as an Interim Chief Financial Officer on page 77.

Response: As requested by the staff, further information about Mr. Acevedo’s time commitment to the Company (i.e., 12 hours per month, on average) has been added to Mr. Acevedo’s management bio. Mr. Acevedo has been the Company’s Chief Financial Officer since June 2020. See updated disclosure on pages 42 and 84.

March 13, 2023

Executive Compensation, page 84

22.	Please file the employment agreements for Paul A. Romness, Christopher P. Acevedo, Robert G. Petit, and Jutta Wanner as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure on page 40 that you have entered into employment letter agreements with your executive officers.

Response: Pursuant to Item 601 of Regulation S-X, the employment agreements or letters with Mr. Romness, Dr. Petit and Mr. Acevedo are being filed as Exhibits 10.7, 10.8 and 10.9 to the Draft Registration Statement. Dr. Wanner is no longer an employee or officer with the Company.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

24.	Please provide us with a copy of your cover graphics. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Forms, Question 101.02.

Response: The graphics for the inside front cover page of the Public Offering Prospectus are now included in the Draft Registration Statement.

* * *

The Company respectfully requests the staff’s review of the Draft Registration Statement to coincide with this timing in order to meet the Company’s ultimate goal of an early April 2023 initial public offering.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Paul A. Romness, MPH, the Chief Executive Officer of the Company (tel.: (703) 541-9811), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joe McCann, Esq.
Paul	A. Romness, MPH
Mr.	Keith Moore
Cavas	Pavri, Esq.